

November 23, 2009

Allan L. Shaw
Chief Financial Officer
Aries Maritime Transport Limited
18 Zerva Nap.
Glyfada, 166 75 Greece

     Re: **Aries Maritime Transport Limited**
               Form 20-F for the fiscal year ended December 31, 2008
               File No. 001-32520

Dear Mr. Shaw:

We have reviewed the above referenced filing and have the following comments. Some of our comments request changes to disclosure in future filings. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Our comments may also request information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 20-F for the fiscal year ended December 31, 2008

Item 3. Key Information, Selected Financial Data, page 3

1. Please revise the disclosure of management's justification for presenting the non-GAAP measure, Adjusted EBITDA, to explain specifically why this measure provides useful information to investors. The measure is being presented as a performance measure with several items being excluded. In this case, it is particularly important to thoroughly discuss why the measure excludes items that are integral to the purpose for which the measure is used. Also in this regard we note that your debt agreement contains a ratio of EBITDA to interest expense covenant. It appears that the presentation of this ratio, and thus using EBITDA as

a liquidity measure, is material to an investor's understanding of the liquidity of the company and would be more meaningful to investors than as it is currently presented (as a performance measure). Please refer to the Frequently Asked Questions on the Commission's website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm and revise appropriately.

Item 5. Operating and Financial Review and Prospects
Results of Continuing Operations, page 40

2. Please expand your discussion on operating results to ensure that you quantify all material factors to which variances within an item are attributed. For example, you state that general and administrative expenses increased due to an increase in staff, higher third party fees, and stock grants but do not quantify these factors.

Note 2: Summary of Significant Accounting Policies
Impairment of Long-lived Assets, page F-10

3. We note that events and circumstances, which are still present, caused you to perform an interim impairment assessment of long-lived assets. As these conditions continue to persist and four of your period charters are expiring (or have expired) in 2009, please tell us whether an additional impairment assessment has been performed indicating further impairment of your vessels. Please tell us the results of your most recent impairment assessment. If no impairment was deemed necessary, please tell us your basis for your conclusion including whether any new contracts have been entered into.

Note 21: Subsequent Events, page F-29

4. Please tell us how you plan to value and account for the purchase of three Capesize drybulk carriers from Grandunion Inc. and your basis for such determination.

Other

5. Please tell us how you plan to account for the issuance of the $145 million of 7 percent senior notes, which are convertible at $.75 per share. In this regard, we note that the closing market price of your stock on the date of closing, October 13, 2009, was $1.27 per share.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief